EXHIBIT 5

Addendum to the Technical Report
Kemess Mine Review
B.C.

Prepared for

Northgate Exploration Limited
Vancouver, Canada

by

Maryse Bélanger; BSc (Geology)
Toronto, Canada

Distribution List

Northgate:	4 copies
Operations	2 copies
MRDI:	4 copies

mrdi

IMPORTANT NOTICE

This report was prepared exclusively for Northgate Exploration Limited (Northgate) by MRDI Canada, a Division of AMEC E&C Services Limited (MRDI). The quality of information, conclusions and estimates contained herein is consistent with the level of effort involved in MRDI’s services and is based on: i) information available at the time of preparation, ii) data supplied by outside sources and iii) the assumptions, conditions and qualifications set forth in this report. This report is intended to be used by Northgate only, subject to the terms and conditions of its contract with MRDI. Any other use of, or reliance on, this report by any third party is at that party’s sole risk.

mrdi

CERTIFICATE OF AUTHOR

Maryse Bélanger
2020 Winston Park Drive, Suite 700
Oakville, ON
Tel: (905) 829-5400
Fax: (905) 829-3633

I, Maryse Bélanger, am a Geologist, Chief Geologist of MRDI Canada of 337 Durie Street in the City of Toronto in the Province of Ontario.

I am a member of the Association of Geoscientists of Ontario. I graduated from the University du Québec à Chicoutmi with a Bachelor of Science degree in geology in 1985. In 1966 I studied geostatistics at the Centre de Geostatistique de Fontainebleau for a period of 7 months.

I have practiced my profession continuously since 1987 and have been involved in mineral exploration for gold in Canada and in geostatistics and resource modeling for copper, gold, silver, diamonds and platinum/palladium properties in Canada, United States, Philippines, Chile, Argentina, Ecuador, Russia, Ghana, Burkina Faso, Niger, Gabon, Ivory Coast, Ethiopia and South Africa.

As a result of my experience and qualifications, I am a Qualified Person as defined in N.P. 43-101. I am currently a Consulting Geologist and have been so since March 2000.

This addendum contains minor changes to the original Kemess Technical Report submitted on 21 December 2001. I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Northgate Exploration Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101 I have read National Instrument 43-101 and Form 43-101F1 and this report has been prepared in compliance with same.

Dated at Toronto, Ontario, this 6th day of February, 2002.

Maryse Bélanger, Geologist

MRDI Canada
A division of AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V8B 6W3
Tel 1 504-884-3471
Fax 1 504-884-3041
www.amec.com

mrdi

6 February 2002

Mr. J. Peter Gordon
Northgate Exploration Ltd.
Suite 4420-181 Bay St
Toronto, Ontario

Dear Peter,

Re: Addendum to Technical Report—Kemess Mine and Kemess North deposit

Please find enclosed an addendum to our independent Qualified Person’s Technical Report on the Kemess Mine and Kemess North deposit, British Columbia. We have issued four hard copies of the addendum and an electronic version, suitable for submittal to the relevant securities regulatory authorities.

Work on this review was done in our Toronto office. I was the Qualified Person responsible for the report and addendum preparation.

Yours sincerely,

Maryse Bélanger, BSc (Geology)
Chief Geologist

MRDI Canada
111 Dunsmuir Street, Suite 400
Vancouver, B.C. VBB BWS
Tel +1 604-604-3471
Fax +1 604-664-3041

www.amea.com

mrdi

CONSENT OF QUALIFIED PERSON

TO:	The securities regulatory authorities of each of the provinces and territories of Canada

     I, Maryse Bélanger, BSc (Geology), do hereby consent to the filing of the addendum to the technical report prepared for Northgate Exploration Ltd. and dated February 6, 2002 in respect of the Kemess Mine and Kemess North deposit, British Columbia.

DATED at this 6th day of February 2002.

Maryse Bélanger, BSc (Geology)

MRDI Canada
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604-664-3071
Fax + 1 604-664-304

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

List of Tables

Table 1.1: Kemess Mineral Reserves and Resources (2000) and Kemess North Resources (2001)	4
Table 4.1: Mine Location	5
Table 4.2: Summary of Kemess Mineral Claims and Mining Lease	6
Table 4.3: Current and Pending Permits, Kemess Mine	11
Table 17.1: Project Limits and Model Cell Block Sizes	12
Table 17.2: Geology Unit Names and Block Model Codes – Kemess South	13
Table 17.3: Geology Unit Names and Block Model Codes – Kemess North	13
Table 17.4: Variogram Parameters – Kemess South	14
Table 17.5: Variogram Parameters – Kemess North	14
Table 17.6: SG Values for Selected Core Samples	15
Table 17.7: Copper Mean and Standard Deviation (s.d.) Values from Ordinary Kriging and Nearest-Neighbour Estimates	19
Table 17.8: Kemess Mineral Reserves and Resources (2000) and Kemess North Resources (2001)	19
Table 17.9: Price, Recovery and Concentration Grade – Kemess South	21

List of Figures

Figure 4.1:	Kemess District Location Map	7
Figure 4.2:	Deposit Location Map	8
Figure 4.3:	Claim Map	9
Figure 4.4:	Air Photo Infrastructure Map	10
Figure 17.1:	Grade Tonnage Curves for Copper	17
Figure 17.2:	Grade Tonnage Curves for Gold	18

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

INTRODUCTION

Northgate Exploration Limited (Northgate, or the Company) asked MRDI Canada, a division of AMEC E&C Services Limited (MRDI), to provide an independent Qualified Person’s Review and Technical Report of the Kemess Mine in British Columbia. The work entailed review of pertinent geological, mining and metallurgical data in sufficient detail to prepare the Technical Report, the purpose of which is to independently support the 2001 mineral resource and reserve statement.

Following a detailed review and due diligence by Northgate, some minor corrections and additions were deemed necessary in several sections of the original report as filed.

This addendum contains only the sections that required modifications.

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

1.0	SUMMARY

Northgate Exploration Limited (Northgate, or the Company) has asked MRDI Canada, a division of AMEC E&C Services Limited (MRDI), to provide an independent Qualified Person’s Review and Technical Report of the Kemess Mine in British Columbia. Maryse Bélanger, who is a member of the Association of Geoscientists of Ontario (AGO) and an employee of MRDI, served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the “Technical Reports”). The work entailed review of pertinent geological, mining and metallurgical data in sufficient detail to prepare the Technical Report, the purpose of which is to independently support the 2001 mineral resource and reserve statement.

At this time, two deposits are defined at Kemess: Kemess South, which is currently under production as an open pit mine, and Kemess North, an undeveloped exploration project. The Mineral Reserves are contained exclusively in the Kemess South deposit. Kemess North comprises Inferred Mineral Resources. Production from the Kemess South deposit began in 1998, and it continues to be the sole location of mining.

Information and data for the review and report were obtained from the Kemess Mine during two site visits by MRDI, one from 29 May to 5 June 2000, and another from 7 to 9 November 2001. Background information for property description, land status, infrastructure, property history, geology and mineralization was obtained from existing company reports, papers and drawings and discussions with Northgate personnel at the mine site. Detailed data on resource and reserve matters (database, resource modelling, production reconciliation, mine design, production costs, metallurgical data, process costs and general and administrative costs) were made available and examined during the site visits. Additional information concerning economic factors in support of the mineral reserve designation was obtained through discussions with Northgate senior management in Toronto, Ontario.

Kemess South and Kemess North are typical porphyry gold-copper deposits associated with the presence of monzonitic to monzodioritic intrusions in the surrounding Takla volcanics. The mineralization in these deposits is contained in stockworks, veins, breccias and disseminations of pyrite, chalcopyrite, bornite and magnetite that are intimately associated with hydrothermal alteration of the intrusive body and the volcanic country rocks.

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

The database used to estimate the Mineral Reserves consists of samples from 223 core holes. Samples were assayed for copper and gold. Data transfer from the original assay certificates to the resource database was verified through a random check of 5% of the data points. Original copper analyses are supported by production history (reconciliation of the block model to blast holes and to milled ore). In 2001, there was a 14% positive variance in gold head grades with the block model, a phenomenon not previously observed when mining the upper benches.

An average specific gravity was developed for each rock type in the Kemess South deposit based on a series of measurements performed by the water displacement method (wax immersion method). Reconciliation data show that the Kemess South block model provides an accurate estimate of reserve tonnes.

The mineral resource and reserve estimates for the two deposits at the Kemess Mine were calculated under the direction of Michael Hibbitts, Northgate’s Qualified Person for mineral resources and reserves. The estimates were made from 3-dimensional block models utilizing commercial mine planning software (MineSight®). Industry-accepted modelling procedures were used to create interpolation domains based on mineralized geology and grade estimation based on ordinary kriging. Reasonableness of grade interpolation was reviewed by visual inspection of sections and plans displaying block model grades, drill hole composites and geology. Good agreement was observed. Model checks on smoothing were also performed, and an appropriate amount of internal dilution was found to be included in the mineral reserve.

The block model results were compared to blast hole and milled production data. Blast hole drill data for year 2001 production were compared to the block model for the same areas: good agreement for average grade copper values was observed. Gold production exceeded expectations by an average of 15%. Annual reconciliation and comparison of milled production (mill measured grades and tonnage) to the block model (calculated from year-end topography) also shows good agreement for copper.

Classification of the mineral resource and reserve at Kemess is based on a combination of drill data density, economic evaluation and production. The Kemess South deposit contains an appropriate density of drilling (100 m x 100 m), good copper validation results, especially to blast holes and milled production, and well-known economic and metallurgical performance (through mining history). This supports the category of Proven Mineral Reserve for all Kemess South deposit mineralization above cut-off within the ultimate pit outline. The Resource at Kemess South outside the ultimate pit outline is classified as an Indicated Resource.

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

The Kemess North deposit is appropriately classified as an Inferred Resource, reflecting the lower drill hole density and resultant higher uncertainty with respect to grade and geologic continuity. Limited metallurgical testwork has been undertaken for Kemess North (see Section 16), but no economic evaluation has been completed as yet.

The Kemess South mineral reserves and resources as of 31 December 2000 and the Kemess North Inferred Mineral Resource as of December 31, 2001 are summarised in Table 1.1.

Table 1.1 : Kemess South Mineral Reserves and Resources (2000) and Kemess North Resources (2001)

			Grades
	Cutoff Grade				Contained Metals
	Gold (gmt)		Gold	Copper	Gold	Copper
	Equivalent	Tonnes	(gmt)	(%)	(oz)	(M lb)

Kemess North
Inferred Mineral Resource	0.6	442,000,000	0.40	0.23	5,700,000	2,200
	0.8	170,000,000	0.50	0.29	2,700,000	1,100
Kemess South
Proven Mineral Reserve		145,911,000	0.65	0.24	3,063,000	756
Indicated Mineral Resource		56,000,000	0.39	0.16	703,000	199

The gold equivalent calculations for Kemess North are based on metal prices of U.S.$325 per ounce gold and U.S.$0.90 per pound copper.

The long-term production forecast is based on a mill throughput of 17.5 million tonnes of ore per year and the production of approximately 155,000 tonnes of copper concentrate. The current life-of-mine plan is based only on mineral reserves and forecasts that the Kemess South deposit will be mined out in 2009.

Operating costs have been forecast as a function of previous costs. Details of economic and sensitivity analyses, marketing and concentrate sales contracts, taxes, environmental and geotechnical considerations were reviewed. All were complete and fall within accepted industry standards.

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

The 2000 Kemess South Mineral Reserve and Mineral Resource statement is supported by this independent review, as is the more recent calculation of the Kemess North Inferred Resource.

4.0	PROPERTY DESCRIPTION

The Kemess Mine is 430 km northwest of Prince George, British Columbia approximately 57°02’ north longitude, 126°47’ west latitude on NTS map 94/e2 (Table 4.1 and Figure 4.1). It comprises two deposits, Kemess South and Kemess North, which are 5.5 km apart (Figure 4.2).

The elevation at the Kemess Mine property generally varies from 1,300 m to 1,800 m above sea level. The highest point in the region is a westerly trending glacial cirque at 2,000 m elevation. The Kemess South deposit is below the local tree line. The Kemess North deposit is in an alpine environment approximately 100 m to 150 m above the tree line.

Table 4.1: Mine Location

Deposit	Longitude	Latitude

Kemess South	57°02’	126°47’

The Kemess property can be separated into three property groups, namely the Kemess South Mine, the Kemess North deposit and Other Kemess mineral claims. The three property groups encompass a total of 184 mineral claims and one mining lease, encompassing an area of almost 65,000 acres (26,300 hectares). The area of the Kemess South Mine is covered under Mining Lease 354991 that is active until September 2015 and the Kemess North deposit is situated on three mineral claims that expire on December 15, 2010. Kemess mineral claims and mining lease are summarised in Table 4.2 and the Kemess property group boundary is shown in Figure 4.3.

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

Table 4.2: Summary of Kemess Mineral Claims and Mining Lease

Claims and Leases	Tenure #	Tag #	Map #	Expiry	Units	Hectares	Acres
				Date

Kemess South:
Mining Lease	354991	—	094E02E	Sept 2015		863	2,132
Kemess North:
New Kemess No. 1	237800	9355	094E02W	15-Dec-10	18	450	1,112

New Kemess No. 2	237801	9356	094E02W	15-Dec-10	20	500	1,235

New Kemess No. 3	241960	120227	094E02E	15-Dec-10	15	375	926
Other Kemess Claims	—	—	—	Variable	970	24,250	59,927

Infrastructure at the Kemess Mine consists of an office and maintenance building, a mill building, access and service roads and an airstrip. These are shown in Figure 4.4 along with the locations of the open pit, waste rock dumps and tailings impoundment area.

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

Figure 4.1: Kemess District Location Map

YUKON TERRITORY
N.W.T.
KEMESS PROPERTY
GALORE CREEK
STEWART
ALBERTA
MT. MILLIGAN
BELL
EQUITY
ENDAKO
BRITISH
COLUMBIA
PRINCE GEORGE
GIBRALTAR
MT. POLLEY
FISH LAKE
VALLEY
AFTON
BRENDA
SIMILCO
ISLAND COPPER
PACIFIC
OCEAN
U.S.A.
MILES
0 100 200 300
0 100 200 300 400 500
KILOMETRES
LEGEND
Road
Railway
Quesnel Trough
Open Pit Porphyry Mines & Projects

FIGURE 1:
KEMESS PROPERTY
LOCATION MAP

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

Figure 4.2: Deposit Location Map

KEMESS NORTH PROJECT
2000 MINERALIZED INVENTORY OUTLINE
Nuggut Showing
Kemess East
Showing
DUNCAN
LAKE
5.5 KM NORTH
OF KEMESS MINE
NORTH
SOUTH
CREEK
KEMESS
KEMESS SOUTH MINE
ULTIMATE PIT LIMIT
ATTICHKA
CREEK
N
N
KEMESS NORTH PROJECT
LOCATION MAP
SCALE
0
1000
2000 meters

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

Figure 4.3: Claim Map

NORTHGATE EXPLORATION LIMITED
PROPERTY BOUNDARY
KEMESS NORTH PROJECT
Resource Outline
5.5 KM NORTH
OF KEMESS MINE
KEMESS MINE
ULTIMATE PIT LIMIT
CAMP
NORTHGATE PROPERTY BOUNDARY
HUTADE LAKE
0 1 2 3 4 Km.

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

Figure 4.4: Air Photo Infrastructure Map

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

Numerous permits necessary for the operation of mining activities at the Kemess Mine have been either granted or pending. No outstanding permits need to be obtained. The permits in place or pending are listed in Table 4.3.

Table 4.3: Current and Pending Permits, Kemess Mine

Permit	Title	Date of Issue

M96-03	Project Approval Certificate	29 April 1996
M206	Approving Work System &	July 1996, amended
	Reclamation Program	21 January 2000
PE1 5335	Main Effluent Permit - Tailings	8 December 1998,
	Storage Facility & Associated	amended 20 July 2000
Works, RBC, Mill and
Accommodation Site Runoff &
Open Pit Water
M206 Amendment	Waste Rock Dump Permit	Pending
Section 35-2	Fisheries (DFO) Authorization	4 November 1996
BCG07761	Special Waste Consignor	18 February 1998
Identification Number
Explosives Storage and	Main magazine storage of	21 January 1998
Use Permits n* 682	explosives and detonators
Explosives Storage and	Magazine storage for avalanche	14 February 1997
Use Permits n* 1168	explosives and detonators
	Air Emissions	Pending
	Land Farming	Pending
01-7829.01-99	Finlay Road	4 February 1999

A discussion of environmental liabilities and management procedures for the Kemess Mine is included in Section 19.5 of the Technical Report under the subheading “Environmental Considerations”.

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

17.0	MINERAL RESERVES AND MINERAL RESOURCES

The mineral resource and reserve estimates for the Kemess South and Kemess North deposits were calculated under the direction of Mr. Michael Hibbitts, Northgate’s Qualified Person for mineral resources and reserves. The estimates were made from 3-dimensional block models utilizing commercial mine planning software (MineSight®). As part of MRDI’s independent review, grade interpolation parameters were examined for suitability and the models checked for validity. The resource and reserve calculation method and appropriateness of resource and reserve classification categories used were also examined.

17.1	Geologic Models

The Kemess deposits exist in two geologic block models, Kemess South and Kemess North. Limits and cell block sizes for each MineSight® project are shown in Table 17.1.

Table 17.1: Project Limits and Model Cell Block Sizes

		Minimum	Maximum	Block Size
Deposit	Axis	(m)	(m)	(m)

	X (east)	8,800	11,000	20
Kemess South	Y (north)	9,100	10,600	20
	Z (elev.)	600	1,440	15
	X (east)	8,000	12,000	20
Kemess North	X (east)	15,000	17,000	20
	Z (elev.)	1,000	2,005	15

Modelling philosophy was similar for both models, where geologic features were important in controlling the extent of interpolation. The geologic features of the Kemess South deposit are well known, and eight lithologic units are recognized. These are named differently depending on where they are located relative to the north-south fault in the pit. For example, unit 3 becomes unit 13 to the east of the fault. Units used in grade interpolation are listed in Tables 17.2 and 17.3.

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

Table 17.2: Geology Unit Names and Block Model Codes — Kemess South

Code	Mineralized Geology Unit

1	Overburden
2	Leach Cap Monzonite
3	Supergene Monzonite
4	Barren Dyke
5	Hypogene Mineralization
6	Takla Volcanics
7	Takla Sediments
8	Tertiary Sediments

Table 17.3: Geology Unit Names and Block Model Codes — Kemess North

Code	Mineralized Geology Unit

1	Overburden
2	Post-Ore Mafic Dyke
3	Mafic flow
4	Post-Ore Feldspar Porphyritic Syenite Dykes
5	Hypogene Mineralization
6	Takla Volcanics
7	Bladed Feldspar Porphyry
8	Monzodioritic Dykes
9	Faults, Breccias, Shears, Gangue

The sectional geological outlines for the Kemess South deposit were used for tagging geology codes in the assay database. MRDI checked the results of the geology tagging and found it to have been done properly.

The assays were composited into 15 m benches, honouring geology units. MRDI reviewed the results of the compositing process and found it to have been done correctly. However, because of the way MineSight® electronically stores this type of data, the resulting composite database is sensitive to selection protocols. As long as the composites are selected by geology codes, the proper composites are chosen in grade interpolation.

The Kemess North resource model was built with 5 m composites and a bench height of 15 m.

Mine staff conducted spatial analyses of composites from Kemess South drill hole data using multi-directional variograms. MRDI reviewed this work and found that the interpreted models were reasonable. Variograms for Kemess North were recalculated

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

by MRDI and found to define the same trend as introduced in the grade modelling by Northgate. Variogram parameters for copper and gold are shown in Table 17.4 for the hypogene mineralization at Kemess Mine. It should be noted that the dip and plunge interpreted from the variograms vary from the east side (rock type 5) of the north-south fault to the west side (rock type 15). East of the fault the plunge and dip are respectively 12° and -20. West of the fault the plunge is -10° and the dip -8°.

Table 17.4: Variogram Parameters — Kemess South

Geology			Sill	Range Y	Range X	Range Z	Rotation Z
Codes	Type	Nugget	Difference	(ft)	(ft)	(ft)	Left Hand

Copper
5	Sph	0.002	0.008	287	887	40	90
15	Sph1	0.003	0.002	52	42	20	90
	Sph2		0.009	387	181	100	90
Gold
5	Sph1	0.012	0.002	120	179	30	90
	Sph2		0.007	234	405	87	90
15	Sph1	0.010	0.006	47	80	10	90
	Sph2		0.010	166	292	64	90

Note: Sph = spherical model

For Kemess North the hypogene mineralization was assigned grade using the variograms listed in Table 17.5. Separate variograms were used from the top of the block model down to 1,600 m elevation, as the orientation of the hypogene mineralization varies below this level.

Table 17.5: Variogram Parameters — Kemess North

Geology			Sill	Range Y	Range X	Range Z	Rotation Z
Codes	Type	Nugget	Difference	(ft)	(ft)	(ft)	Left Hand

Copper
5	Sph1	0.002	0.006	226	295	37	70
	Sph2		0.009	276	477	70	70
5 (below 1600 m)	Sph1	0.001	0.005	126	192	38	50
	Sph2		0.007	214	585	116	50
Gold
5	Sph1	0.007	0.018	137	216	31	80
	Sph2		0.023	280	514	121	90
5 (below 1600 m)	Sph	0.008	0.028	201	424	150	50

Note: Sph = spherical model

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

The specific gravity database used for the current estimate at Kemess South includes 3,162 measurements done on pulps from the El Condor 1991 drilling program. Subsequently, selected representative core samples were sent to Intertek Testing Services (Bondar-Clegg) in Vancouver for SG determination using the wax immersion method. The selected core included 229 samples from the supergene zone, 45 samples from the hypogene and 2 samples from the Sustut Group rocks that overlie the west half of the deposit. Kemess staff used average specific gravities as per Table 17.6.

Table 17.6: SG Values for Selected Core Samples

	Used in	Average from	Number of	Difference
Zone	Block Model	Testing	Samples	(%)

Supergene monzonite	2.69	2.58	229	4.1
Hypogene monzonite	2.71	2.62	45	3.3
Sustut rocks	2.56	2.39	2	6.6

The SG measurements on core indicate that the supergene and hypogene ore tonnages, and therefore reserves, may be overestimated by 4% and 3%, respectively. The small number of determinations in the Sustut rocks potentially indicates that waste tonnages may also be overestimated. It should be noted that these percentages fall generally within the margin of error for the reserve calculation and that MRDI does not recommend that the tonnages shown in the life-of-mine plan be changed.

17.2	Interpolation Plans

Values for copper and gold were interpolated by ordinary kriging. At Kemess South all domains were treated as hard boundaries, which means that only composite values of the same ore type or geology code as the model block could be used to interpolate that block’s grades. For the Kemess North model only one large mineralized zone was interpreted, as only hypogene mineralization.has been identified to date.

Kemess South Plan

• Minimum composites to interpolate a model block = 3

• Maximum composites to interpolate a model block = 16

• Maximum X (east) search = 390 m

• Maximum Y (north) search = 180 m

• Maximum Z (elevation) search = 100 m

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

Kemess North Plan

• Minimum composites to interpolate a model block = 3

• Maximum composites to interpolate a model block = 16

• Maximum X (east) search = 477 m

• Maximum Y (north) search = 276 m

• Maximum Z (elevation) search = 70 m

17.3	Model Validation

MRDI completed a reasonableness review of the Kemess block models, looking primarily at the grade interpolation relative to drill hole composite values. This was done mainly by inspecting sections and plans. Overall good agreement exists between the composite and model block copper and gold values. Examples of representative Kemess South and North sections and plans, containing block model copper and gold grades, drill hole composite values, geology unit outlines and ultimate pit outline, are included in Appendix B of the Technical Report.

To check the smoothing in the block model, MRDI constructed change-of-support models. To ensure that the change-of-support models were appropriate for validating the current set of model estimates, MRDI updated nearest-neighbour estimates and variogram parameters. MRDI calculated block variance factors of 0.76 for copper and 0.92 for gold for the change-of-support comparison, based on Kemess’ 20 m x 20 m mining block size. These are high block variance factors, indicating good spatial continuity for this type of deposit.

The distributions of calculated 20 m x 20 m x 15 m blocks for copper and gold are shown by dashed lines on the grade-tonnage curves in Figures 17.1 and 17.2. These nearest-neighbour results represent the grade distributions, based on this block size, obtained from the change-of-support models. The solid lines in the figures show the grade-tonnage distributions obtained from the block estimates. The grade-tonnage predictions produced for the Kemess models show that grades and tonnages are validated by the change-of-support calculations.

The change-of-support analysis confirms that the copper and gold models adequately incorporate allowances for internal dilution in the range of metal cutoff grades used at Kemess. External dilution and ore losses are considered in the mine planning section of this report.

Notes for the following graphs:	Herco Model is a polynomial model OK Model is the ordinary kriged model

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

Figure 17.1: Grade-Tonnage Curves for Copper

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

Figure 17.2: Grade-Tonnage Curves for Gold

For Kemess North MRDI also checked the block model estimates for global bias by comparing the average values (with no cutoff) from the model (ordinary kriging) with the means from nearest-neighbour estimates (the nearest-neighbour estimator produces a theoretically unbiased estimate of the average value when no cutoff grade is imposed and is a good basis for checking the performance of different estimation methods).

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

To conduct this check, nearest-neighbour copper grades were estimated and compared to the existing model kriged copper grade. Mean and standard deviation values from ordinary kriging and nearest-neighbour copper estimates (at zero copper cutoff grade) are tabulated in Table 17.7. Results show no evidence of bias in the estimates.

Table 17.7: Copper Mean and Standard Deviation (s.d.) Values from Ordinary Kriging and Nearest-Neighbour Estimates

Kemess North Hypogene	Type	Mean %	s.d

Copper	Krige	0.1023	0.0789
	NN	0.1035	0.1085

Gold	Krige	0.2115	0.1311
	NN	0.2104	0.1938

17.4	Resource Classification and Summaries

The mineralization at the Kemess South Mine as of December 31, 2000 is classified into a Proven Mineral Reserve and an Indicated Mineral Resource and the mineralization at the Kemess North Project as of December 1, 2001 is classified as an Inferred Mineral Resource. Table 17.8 summarizes these reserves and resources.

Table 17.8: Kemess South Mineral Reserves and Resources (2000) and Kemess North Resources (2001)

			Grades		Contained Metals
	Cutoff Grade
	Gold (gmt)		Gold	Copper	Gold	Copper
	Equivalent	Tonnes	(gmt)	(%)	(oz)	(M lb)

Kemess North
	0.6	442,000,000	0.40	0.23	5,700,000	2,200
Inferred Mineral Resource
	0.8	170,000,000	0.50	0.29	2,700,000	1,100

Kemess South
Proven Mineral Reserve		145,911,000	0.65	0.24	3,063,000	756
Indicated Mineral Resource		56,000,000	0.39	0.16	703,000	199

Based on the geostatistical work performed by MRDI, the Kemess South deposit would require drilling on 70 m centres to classify the resource as measured. The indicated category would encompass the material defined by a 100 m x 100 m drill

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

pattern. These grids are consistent with the patterns used for most large porphyry copper projects such as Quebrada Blanca, Escondida Norte and Cerro Colorado. Typically, large porphyries are drilled on 50 m to 70 m centres for measured/proven and on 75 m to 200 m centres for indicated/probable, depending on the grade variability.

The entire Kemess South deposit within its ultimate pit outline is classified as Proven Mineral Reserve. This level of reserve category is supported by good mill-blast hole-model reconciliation and an adequate drill pattern (100 m x 100 m). Economic parameters are also well established and supported by current production.

The resource at Kemess South which is located outside of the ultimate pit shell is properly classified as an Indicated Mineral Reserve.

All of the Kemess North deposit is classified as an Inferred Resource to reflect the lower drill hole density and resultant higher uncertainty in grade and geologic continuity. Limited metallurgical testwork has been undertaken for Kemess North (see Section 16), but no economic evaluation has been completed as yet.

The mine site personnel and Knight Piesold base the slope designs for the Kemess South open pit on ongoing geotechnical studies. The current design has been broken into nine design sectors with inter-ramp angles ranging from a low of 35° to a high of 47°. The mine staff collect, process and interpret the geotechnical monitoring data. Reports on the status of the pit slope are compiled regularly and discussed with operations personnel. An independent geotechnical engineer also reviews the data on a quarterly to semi-annual basis.

The cutoff NSR value of the Kemess South deposit reserves is Cdn $4.38 for pit elevations above 1,290 m. Below 1,290 m elevation, the cutoff NSR value increases by increments of Cdn $0.01 per level down to the bottom of the pit at 1,005 m. This calculation is based on Northgate’s expectations for:

• Copper prices

• Copper recovery

• Copper smelting, refining and shipping costs

• Gold prices

• Gold recovery

• Silver prices

• Royalties

• U.S. to Canadian dollar exchange rate.

Northgate Exploration Limited Kemess Mine Review Addendum to the Technical Report	mrdi

The mine staff review the copper NSR calculation on an ongoing basis and update the equation as required.

MRDI has checked the NSR calculation and determined that a profit would be made at the expectations summarized in Table 17.9.

Table 17.9: Price, Recovery and Concentrate Grade — Kemess South

Commodity	Price (U.S.$)	Recovery (%)	Concentrate Grade (%)

Copper	0.95 /lb	82	23
Gold	300 oz	70

Metal prices are based on Northgate’s long-term price projections, and are reasonable and within market parameters (see Section 19).

Additional parameters considered in calculating the NSR value are based on actual concentrate distributions and costs; these are trucking, shipping and payments. Starting in February 2002, all the concentrate produced by the Kemess Mine will be shipped to Noranda’s Horne smelter in Rouyn-Noranda, Quebec.

19.0	REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION

19.6	Taxes

The Kemess South Mine is currently subject to the following taxes:

• British Columbia mineral tax (2% of operating cash flow)

• British Columbia capital tax (currently 0.15% of invested capital and will be phased out by September 2003)

• Property taxes

Kemess Mines Ltd. and Northgate Exploration Ltd. are subject to federal capital tax (0.225% of invested capital) and provincial and federal income taxes. Neither company expects to pay income taxes for the duration of the Kemess South mine life.